08027824

ES
COMMISSION
20549

RECD S.E.C.
FEB 29 2008
803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

SUPERFUND ASSET MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 5th Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Smith	**(212) 750-6300**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, AARON SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUPERFUND ASSET MANAGEMENT, INC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
SHANNON NYHART
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 11/15/08

Aaron Smith
Signature

PRESIDENT
Title

Shannon Nyhart
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUPERFUND ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

for the year ended December 31, 2007

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SUPERFUND ASSET MANAGEMENT, INC.

We have audited the accompanying statement of financial condition of SUPERFUND ASSET MANAGEMENT, INC. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SUPERFUND ASSET MANAGEMENT, INC. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2008

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2007

ASSETS

Cash	$	4,842,247
Receivable from brokers – dealers		940,931
Commissions receivable		158,562
Property, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,442,735		5,661,429
Prepaid expenses		1,172,732
Deposits and other		414,110
	$	13,190,011

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	622,786
Taxes payable, including deferred taxes of $380,400		413,756
		1,036,542
Commitments		
Stockholders' Equity		
Common stock, no par value; 10,000 shares authorized, 675 shares issued and outstanding		1,250
Additional paid-in capital		159,663
Treasury stock		(11,000)
Retained earnings		12,003,556
		12,153,469
	$	13,190,011

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS
for the year ended December 31, 2007

Revenues		
Commissions	$	18,286,200
Interest		214,262
		18,500,462
Expenses		
Commission expense		3,787,294
Employee compensation and benefits		7,308,124
Other operating expenses		1,082,777
Occupancy expense		1,493,343
Promotional		824,577
Travel and entertainment		628,454
Quotations		109,327
Professional fees		317,085
Communications		158,488
Depreciation and amortization		635,061
Real estate tax		42,692
Fees and dues		49,543
		16,436,765
Income before income taxes		2,063,697
Provision for income taxes		957,221
Net income	$	1,106,476

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, January 1, 2007	$ 1,250	$ 159,663	$ (11,000)	$ 10,897,080	$ 11,046,993
Net income				1,106,476	1,106,476
Balance, December 31, 2007	$ 1,250	$ 159,663	$ (11,000)	$ 12,003,556	$ 12,153,469

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
for the year ended December 31, 2007

Balance, January 1, 2007	$
Borrowings / repayments	
Balance, December 31, 2007	$

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2007

Operating Activities		
Net income	$	1,106,476
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation and amortization		635,061
Receivable from broker – dealers		989,349
Commissions receivable		219,925
Prepaid expenses		(1,064,568)
Deposits and other		62,853
Accounts payable and accrued expenses		(160,696)
Taxes payable		(1,562,630)
Net Cash Provided by Operating Activities		225,770
Investing activities		
Purchases of property, furniture and equipment		(529,847)
Net Cash Used in Investing Activities		(529,847)
Net Decrease in Cash		(304,077)
Cash, Beginning of Year		5,146,324
Cash, End of Year	$	4,842,247

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2007

1. **Organization and Business**

SUPERFUND ASSET MANAGEMENT, INC. (the "Company") was incorporated in the State of Illinois on September 27, 1996. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Company solicits and accepts orders to buy or sell futures contracts and commodity options but does not accept money or other assets to support such orders.

2. **Summary of Significant Accounting Policies**

Revenue Recognition

Commission revenue and related expenses on futures contracts are recorded on a "half-turn" basis, which is the date when the futures contract positions are opened or closed. Commission revenue and related expenses on options contracts are also recorded on a "half-turn" basis, which is the date when the positions are initially purchased or sold.

Income Taxes

The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns, if any. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Depreciation and Amortization

Property, furniture, equipment and leasehold improvement are being depreciated over the estimated useful lives of the assets using accelerated methods. Depreciation and amortization expense for the year ended December 31, 2007 amounted to $635,061.

Statement of Cash Flows

For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15(c)3-1 requiring the Company to maintain "net capital" equal to $45,000. The Company is also subject to the CFTC Regulation 1.17. At December 31, 2007, the Company had net capital and net capital requirements of $4,746,636 and $69,103, respectively. The Company has elected to use the basic method as permitted by these rules.

4. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through August 31, 2014. At December 31, 2007, the aggregate minimum annual rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2008	1,052,478
2009	1,062,445
2010	967,871
2011	932,886
2012	892,045
2013-2014	1,429,276
	$ 6,337,001

Rental expense charged to operations for the year ended December 31, 2007 totaled $1,370,163.

5. Concentration of Credit Risk

At December 31, 2007, a significant credit concentration consisted of cash deposited in two banks. The balances exceeded federally insured limits by approximately $4,742,247 which represents approximately 39.02% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company has elected not to make contributions to the plan and is not the trustee of the plan assets.

Employee contributions made to the plan during the year ended December 31, 2007 totaled approximately $285,413.

7. Contingent Liability

The Company has been named in a lawsuit by a former employee/minority shareholder alleging improper termination. The Company denies the allegations and has filed a counter-claim against the former employee/minority shareholder. The proceedings are in early stages of discovery, however, the Company does not expect the outcome to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **SUPERFUND ASSET MANAGEMENT, INC.** as of **December 31, 2007**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)				$ 12,153,469	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 12,153,469	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 12,153,469	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 7,406,833	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	2. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (7,406,833)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 4,746,636	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities			[3734]		
	D. Undue concentration			[3650]		
	E. Other (List)			[3736]	$	[3740]
10.	Net Capital				$ 4,746,636 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Property, furniture, equipment and leasehold improvement, net	$ 5,661,429
Commissions receivable	158,562
Prepaid expenses	1,172,732
Deposits and other	414,110
	$ 7,406,833

BROKER OR DEALER: **SUPERFUND ASSET MANAGEMENT, INC.** as of **December 31, 2007**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 69,103	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 45,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 69,103	[3760]
14.	Excess net capital (line 10 less 13)			$ 4,677,533	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 4,642,982	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,036,542	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 1,036,542	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 21.84	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ -	[3760]
25.	Excess net capital (line 10 less 24)	$ -	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
SUPERFUND ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2007

1.	Current assets					5,783,178	[3000]
2.	Total liabilities			1,036,542	[3030]		
3.	Deductions from total liabilities						
	A. Liabilities subject to satisfactory Subordinated agreements (page 3, line 19.A)		[3040]				
	B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv)		[3050]				
	C. Certain current income tax liability (see regulation 1.17(c)(4)9v))		[3060]				
	D. Long term debt pursuant to regulation 1.17(c)(4)(vi)		[3070]				
	E. Total deductions			( )	[3080]		
	F. Adjusted liabilities					1,036,542	[3090]
4.	Net capital (subtract line 3.F. from line 1)					4,746,636	[3100]
	Charges Against Net Capital (see regulation 1.17(c)(5))						
5.	Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement showing calculation of charge)						[3155]
6.	Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm:	MARKET VALUE		CHARGE			
	A. U.S. and Canadian government obligations		[3160]		[3170]		
	B. State and Municipal government obligations		[3180]		[3190]		
	C. Certificates of deposit, commercial paper... and bankers' acceptances		[3200]		[3210]		
	D. Corporate obligations		[3220]		[3230]		
	E. Stocks and warrants		[3240]		[3250]		
	F. Other securities		[3260]		[3270]		
	G. Total charges (add lines 6.A. - 6.F)						[3280]
7.	Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
	A. Against securities purchased under agreements to resell						[3290]
	B. Against securities sold under agreements to repurchase						[3300]
8.	Charges on securities options as specified in section 240.15c3-1. Appendix A						[3310]

Non-Allowable Assets:

Property, Furniture, equipment and leasehold improvement, net	$ 5,661,429
Commissions receivable	158,562
Prepaid expenses	1,172,732
Deposits and other	414,110
	$ 7,406,833

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
SUPERFUND ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2007 (CONTINUED)

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts		[3350]
	B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[3430]
13.	Total charges (add lines 5 through 12)		[3440]
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)..	4,746,636	[3500]
15.	Net capital required (show $40,000 if IB is not a member of a designated self-regulatory organization)	45,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	4,701,636	[3610]

SUPERFUND ASSET MANAGEMENT, INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT PART IIA
for the year ended December 31, 2007

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2007:

Net capital per unaudited FOCUS report	$	4,771,278
Previously unrecorded liability		(24,642)
Net capital per audited FOCUS report	$	4,746,636

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2007

Free credit balances in customers' security accounts	$	
105% of excess of total credits		
Balance in reserve bank account	$	

NOTE: The above calculation does not differ from the computation for determination of Reserve Requirement under Rule 15c3-3 as of December 31, 2007, filed by Superfund Asset Management, Inc. in its Form X-17a-5 with The Financial Industry Regulatory Authority (FINRA).

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2007

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2007 and does not have any PAIB accounts.

SUPERFUND ASSET MANAGEMENT, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
SUPERFUND ASSET MANAGEMENT, INC.

In planning and performing our audit of the financial statements of SUPERFUND ASSET MANAGEMENT, INC. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2008

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